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Foster Wheeler Ltd.

Statement of Computation of Consolidated Ratio of

Earnings to Fixed Charges

(in thousands of dollars)

	Three Months Ended

	March 31, 2006	April 1, 2005

Income:
Net income	$14,631	$1,240
Provision for income taxes	16,266	7,971
Total fixed charges	10,571	17,509
Capitalized interest amortized	572	572
Equity (earnings)/losses of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(1,110)	5,127

	$40,930	$32,419

Fixed Charges:
Interest expense	$7,947	$14,748
Imputed interest on non-capitalized lease payment (1)	2,624	2,761

	$10,571	$17,509

Ratio of Earnings to Fixed Charges	3.87	1.85

(1)	The percentage of rent included in the calculation is a reasonable approximation of the interest factor.

Note: The preferred shares do not accrue dividends and, therefore, the consolidated ratio of earnings to fixed charges and preferred share dividend requirements would be the same as the consolidated ratio of earnings to fixed charges as presented above for the periods indicated.